UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       Coca-Cola Bottling Co. Consolidated
                                (Name of Issuer)


                       Coca-Cola Bottling Co. Consolidated
                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   191098-10-2
                                 (CUSIP Number)



                               John F. Henry, Jr.
                         Witt, Gaither & Whitaker, P.C.
                           1100 SunTrust Bank Building
                          Chattanooga, Tennessee 37402
                                 (423) 265-8881

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 23, 1998

             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Frank Harrison, Jr.; J. Frank Harrison, III; Reid M. Henson; J. Frank Harrison Family, LLC; JFH Family Limited Partnership - FH1; JFH Family Limited Partnership - SW1; and JFH Family Limited Partnership - DC1, as a group
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States (see separate cover pages for individual Reporting Persons who are not natural persons).

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         4,804,772 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,086,821 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,804,772 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    55.82%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    N/A (See separate cover sheets for each member of group)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Frank Harrison, Jr.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,177,106 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,705,534 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,177,106 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.72%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Frank Harrison, III

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [X]
                                                                   (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,625,666 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         143,501 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    235,786 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,861,452 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    33.64%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Reid M. Henson

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,000 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,000 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    235,786 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    237,786 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.84%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Frank Harrison Family, LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         1,605,534 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,605,534 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,605,534 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.19%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    OO (Limited Liability Company)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JFH Family Limited Partnership - FH1

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         535,178 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         535,178 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    535,178 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.40%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JFH Family Limited Partnership - SW1

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         535,178 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         535,178 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    535,178 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.40%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JFH Family Limited Partnership - DC1

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Transactions reported herein consist of exchanges and transfers involving shares already owned by certain of the Reporting Persons)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         535,178 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         535,178 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    535,178 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.40%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          Coca-Cola Bottling Co. Consolidated Common Stock, $1.00 par value

          Coca-Cola Bottling Co. Consolidated ("Consolidated")
          1900 Rexford Road
          Charlotte, NC 28211

Item 2.   Identity and Background.

     This Statement is being filed on behalf of: J. Frank Harrison, Jr.; J. Frank Harrison, III; Reid M. Henson; J. Frank Harrison Family, LLC; JFH Family Limited Partnership - FH1; JFH Family Limited Partnership - SW1; and JFH Family Limited Partnership - DC1. J. Frank Harrison, Jr. is the father of J. Frank Harrison, III.

     J. Frank Harrison Family, LLC is the general partner of each of the three Harrison family limited partnerships (JFH Family Limited Partnership - FH1, JFH Family Limited Partnership - SW1, and JFH Family Limited Partnership - DC1). As described in more detail in Item 3 hereof, J. Frank Harrison, Jr. is designated as the "Chief Manager" and the "Consolidated Stock Manager" under the Operating Agreement for J. Frank Harrison Family, LLC.

A.   J. Frank Harrison, Jr.

     (a)  J. Frank Harrison, Jr.

     (b)  Suite 901 - Tallan Building
          2 Union Square
          Chattanooga, TN 37402

     (c)  Chairman - Emeritus of the Board of Directors
          Coca-Cola Bottling Co. Consolidated
          1900 Rexford Road
          Charlotte, North Carolina 28211

     (d)  No.

     (e)  No.

     (f)  United States Citizen

B.   J. Frank Harrison, III

     (a)  J. Frank Harrison, III

     (b)  1900 Rexford Road
          Charlotte, North Carolina 28211

     (c) Chairman of the Board of Directors and Chief Executive Officer Coca-Cola Bottling Co. Consolidated
          1900 Rexford Road
          Charlotte, North Carolina 28211

     (d)  No.

     (e)  No.

     (f)  United States Citizen

C.   Reid M. Henson

     (a)  Reid M. Henson

     (b)  Suite 901 - Tallan Building
          2 Union Square
          Chattanooga, TN 37402

     (c)  Vice Chairman of the Board of Directors
          Coca-Cola Bottling Co. Consolidated
          1900 Rexford Road
          Charlotte, North Carolina 28211

     (d)  No.

     (e)  No.

     (f)  United States Citizen

D.   J. Frank Harrison Family, LLC

     (a)  Name:           J. Frank Harrison Family, LLC ("Harrison Family, LLC")

     (b)  Principal       General Partner of three family limited partnerships.
          Business:

     (c)  Principal       Suite 901 - Tallan Building
          Business        2 Union Square
          Address/        Chattanooga, TN  37402
          Office:

     (d)  No.

     (e)  No.

E.   JFH Family Limited Partnership-FH1

     (a)  Name:           JFH Family Limited Partnership-FH1 ("FH1 Partnership")

     (b)  Principal
          Business:       Family limited partnership, formed to enhance and
                          preserve the assets of J. Frank Harrison, Jr. and his issue.

     (c)  Principal       Suite 901 - Tallan Building
          Business        2 Union Square
          Address/        Chattanooga, TN  37402
          Office:

     (d)  No.

     (e)  No.

F.   JFH Family Limited Partnership-SW1

     (a)  Name:           JFH Family Limited Partnership-SW1 ("SW1 Partnership")

     (b)  Principal
          Business:       Family limited partnership, formed to enhance and
                          preserve the assets of J. Frank Harrison, Jr. and his issue.

     (c)  Principal       Suite 901 - Tallan Building
          Business        2 Union
          Address/        Chattanooga, TN 37402
          Office:
          Square

     (d)  No.

     (e)  No.

G.   JFH Family Limited Partnership-DC1

     (a)  Name:           JFH Family Limited Partnership-DC1 ("DC1 Partnership")

     (b)  Principal
          Business:       Family limited partnership, formed to enhance and
                          preserve the assets of J. Frank Harrison, Jr. and his issue.

     (c)  Principal       Suite 901 - Tallan Building
          Business        2 Union Square
          Address/        Chattanooga, TN 37402
          Office:

     (d)  No.

     (e)  No.

Item 3.   Source and Amount of Funds or Other Consideration.

     J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson, acting as a group, may be deemed to have acquired "beneficial ownership" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, of the shares of Common Stock reported in the original filing of this Statement as a result of the Voting Agreement among J. Frank Harrison, III, J. Frank Harrison, Jr., Reid M. Henson (in his capacity as co-trustee of certain trusts) and The Coca-Cola Company, dated as of January 27, 1989 (the "Voting Agreement") and as described in Item 6 below, because, as a consequence of executing the Voting Agreement, they may be deemed to have formed a "group" within the meaning of Section 13(d) of the Act for the purpose of acquiring, holding, voting or disposing of equity securities of Consolidated, as contemplated by Rule 13c-5 under the Act. The acquisition of such beneficial ownership by the stockholders as a group did not require the payment of any funds or other consideration (other than as described in response to Item 6 below), because all of the shares of Common Stock that may be deemed to be beneficially owned by the stockholders as a group at the present time were either beneficially owned by one or more of the stockholders prior to January 27, 1989 or were acquired as the result of the grant of the Irrevocable Proxy, as defined and described below in Item 4.

     Pursuant to the terms of a Letter Agreement dated March 24, 1993 (the "Letter of Intent"), a Reorganization Plan and Agreement dated April 2, 1993 (the "RPA") and a Merger Agreement dated April 2, 1993 (the "Merger Agreement"), Consolidated acquired all outstanding shares of capital stock of Whirl-i-Bird, Inc. ("Whirl-i-Bird") from J. Frank Harrison, Jr. (as sole shareholder of Whirl-i-Bird) in exchange for 80,000 shares of Consolidated's Common Stock. The acquisition was accomplished through the merger of a wholly owned subsidiary of Consolidated with and into Whirl-i-Bird (the "Merger"). Additional details of the Merger are described in Item 6.

     Effective November 23, 1998, J. Frank Harrison, Jr. exercised rights which he previously had been granted by Consolidated to exchange 792,796 shares of Common Stock for 792,796 shares of Class B Common Stock (the "Harrison Exchange"). Mr. Harrison already owned the shares of Common Stock used to make this exchange.

     The sole initial Members of Harrison Family, LLC are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the Irrevocable Trust Agreement of J. Frank Harrison dated October 14, 1988 (the "JFH Trust")). Effective November 23, 1998, Harrison Family, LLC was capitalized by its Members through the contribution of previously owned shares of Consolidated's Class B Common Stock (convertible into Common Stock) in the following amounts: J. Frank Harrison, Jr. - 30,114 shares; JFH Trust - 1,998 shares.

     The general partner of FH1 Partnership is Harrison Family, LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). Effective November 23, 1998, FH1 Partnership was capitalized through the contribution of previously owned shares of Consolidated's Class B Common Stock (convertible into Common Stock) by its general and limited partners in the following amounts: Harrison Family, LLC - 10,704 shares;
J. Frank Harrison, Jr. - 492,826 shares; and JFH Trust - 32,648 shares.

     The general partner of SW1 Partnership is Harrison Family, LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). Effective November 23, 1998, SW1 Partnership was capitalized through the contribution of previously owned shares of Consolidated's Class B Common Stock (convertible into Common Stock) by its general and limited partners in the following amounts: Harrison Family, LLC - 10,704 shares; J. Frank Harrison, Jr. - 492,826 shares; and JFH Trust - 32,648 shares.

     The general partner of DC1 Partnership is Harrison Family, LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). Effective November 23, 1998, DC1 Partnership was capitalized through the contribution of previously owned shares of Consolidated's Class B Common Stock (convertible into Common Stock) by its general and limited partners in the following amounts: Harrison Family, LLC - 10,704 shares; J. Frank Harrison, Jr. - 492,826 shares; and JFH Trust - 32,648 shares.

Item 4.   Purpose of Transaction.

     On January 27, 1989, J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson, Co-Trustee entered into a Voting Agreement with The Coca-Cola Company respecting all shares of Common Stock and Class B Common Stock of Consolidated which they held or, as to which, in the case of J. Frank Harrison, III and J. Frank Harrison, Jr., they had the right to vote or, as to Reid M. Henson, he had the right to vote as Co-Trustee of certain trusts (the "Voting Agreement"). Pursuant to the Voting Agreement, J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson agreed to vote their shares of Common Stock and Class B Common Stock for a nominee of The Coca-Cola Company for election, as director, to the Board of Directors of Consolidated. An irrevocable proxy was granted to J. Frank Harrison, III, for life and then to J. Frank Harrison, Jr. by The Coca-Cola Company with respect to all shares of Class B. Common Stock and Common Stock held by it during the term of the Voting Agreement (the "Irrevocable Proxy").

     The  Class B Common  Stock is not a class of  securities  registered  under
Section 12 of the Act; however, it is entitled to 20 votes per share and is convertible on a share for share basis into Common Stock.

     The Irrevocable Proxy covers voting on the election of directors and any other matters on which holders of Common Stock or Class B Common stock are entitled to vote; however, the Irrevocable Proxy does not cover voting with respect to any merger, consolidation, sale of all or substantially all of Consolidated's assets, any other corporate reorganization or other similar corporate transaction involving Consolidated in which Messrs. Harrison, III and Harrison, Jr. would not exercise voting control over the resulting entity.

     The Coca-Cola Company agreed in the Voting Agreement to support the control of Consolidated by the Harrison family, provided that Messrs. Harrison, III and Harrison, Jr. or either of them are actively involved in Consolidated's management.

     The Voting Agreement and Irrevocable Proxy replaced a voting agreement and irrevocable proxy among J. Frank Harrison, Jr., J. Frank Harrison, III and The Coca-Cola Company which was terminated on January 27, 1989. Certain information concerning the previous voting agreement and irrevocable proxy were disclosed in a statement on Schedule 13G filed by J. Frank Harrison, Jr.

     The principal purpose of the Merger, which was the subject of Amendment No. 2 to this Statement, was the acquisition by Consolidated of control over Whirl-i-Bird's primary asset, a 1979 Sikorsky Aircraft Company Model S-76-A helicopter. Consolidated had previously leased this helicopter from Whirl-i-Bird for approximately 80% of the aircraft's available hours.

     J. Frank Harrison, Jr. and the co-trustees of the JFH Trust formed Harrison Family, LLC and three family limited partnerships (FH1 Partnership, SW1
Partnership, and DC1 Partnership), and capitalized these entities in the transactions described in Item 3 above, to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue and to provide for continuity concerning the interests of J. Frank Harrison, Jr. and members of his family in Consolidated.

     Otherwise than as described herein, the reporting persons do not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)&(b) Amount and Nature of Beneficial Ownership Reported:

     The Reporting Persons, as a group, collectively have beneficial ownership with respect to an aggregate of 4,804,772 shares (or 55.82%) of Consolidated's Common Stock. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated's shareholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents (collectively) approximately 92.8%1 of the total voting power of the outstanding shares of Consolidated's Common Stock and Class B Common Stock. Such beneficial ownership is held as follows:

     (i) 1,605,534 shares of Class B Common Stock (convertible into Common Stock) held directly by three family limited partnerships (with 535,178 shares held by each of the FH1 Partnership, the SW1 Partnership and the DC1 Partnership), as to which J. Frank Harrison, Jr. possesses sole voting power and sole investment power pursuant to the terms of the operating agreement of Harrison Family, LLC (which is the general partner of each such partnership);

     (ii) 235,786 shares of Common Stock held by a trust for the benefit of certain relatives of J. Frank Harrison, Jr., as to which Mr. Harrison, Jr. possesses sole voting power;

     (iii) 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock (convertible into Common Stock) held directly by The Coca-Cola Company, subject to the terms of the Voting Agreement and Irrevocable Proxy granted to J. Frank Harrison, III during his lifetime and thereafter to J. Frank Harrison, Jr. by The Coca-Cola Company, as to which shares The Coca-Cola Company holds sole investment power;

     (iv) 235,786 shares of Class B Common Stock (convertible into shares of Common Stock) held by a trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives, as to which Mr.
               Harrison, Jr. possesses sole voting power and as to which J. Frank Harrison, III and Reid M. Henson share investment power as Co-Trustees;

     (v) 741 shares of Common Stock and 260 shares of Class B Common Stock (convertible into Common Stock) held by J. Frank Harrison, III as custodian


----------
(1) The percentage of class shown above for the Common Stock gives effect to (i) the conversion of shares of Class B Common Stock held by the Reporting Persons into Common Stock and (ii) the exercise of presently exercisable options to acquire a total of 242,500 shares of Common Stock held by J. Frank Harrison, Jr. and J. Frank Harrison, III, but the calculation of the Reporting Persons' percentage of total voting power does not give effect to such theoretical conversion of shares or exercise of options. If such transactions were presumed to have occurred, the Reporting Persons would own beneficially securities representing approximately 55.9% of Consolidated's total voting power.

               for certain of his children under the North Carolina Uniform Gifts to Minors Act, as to which Mr. Harrison, III possesses sole voting and investment power;

     (vi) 2,000 shares of Common Stock owned directly by Reid M. Henson, as to which he possesses sole voting and investment power;

     (vii) 100,000 shares of Common Stock subject to presently exercisable stock options held by J. Frank Harrison, Jr. as to which (if such option were exercised) Mr. Harrison, Jr. would possess sole voting and investment power; and

     (viii) 142,500 shares of Common Stock subject to presently exercisable stock options held by J. Frank Harrison, III as to which (if such option were exercised) Mr. Harrison, III would possess sole voting and investment power.

(c)  Recent Transactions.

     See response to Items 3, 4 and 6.

(d)  Ownership of More than Five Percent on Behalf of Another Person:

     The Co-Trustees of a trust for the benefit of certain relatives of J. Frank Harrison, Jr. hold sole investment power with respect to 235,786 shares of Common Stock, the power to vote such shares being held by Mr. Harrison, Jr.

     Other than as described in response to Item 5 above, no persons other than the persons filing this statement are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of such securities.

(e)  Ownership of Five Percent or Less or Class:

     N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On December 17, 1988 J. Frank Harrison, Jr., J. Frank Harrison, III and certain family-related trusts affiliated with J. Frank Harrison, Jr. and J. Frank Harrison, III (collectively referred to in this Item 6 as the "Harrisons"), entered into an agreement with The Coca-Cola Company (the "Shareholder's Agreement").

     Pursuant to the Shareholder's Agreement, which has a term of ten years, expiring in 1998: (i) the Harrisons expressed a commitment to remain actively involved and interested in the management and operations of Consolidated during the term of the Shareholder's Agreement; (ii) the Harrisons agreed not to dispose of their shares of Common Stock and Class B Common Stock during the term of the Agreement (other than to certain permitted transferees, i.e., the lineal descendants of the Harrisons, certain other related persons, trusts and entities and subject to any such permitted transferee's agreeing to be bound by the terms of the Shareholder's Agreement) without first offering such shares to The Coca-Cola Company; (iii) the Harrisons were granted the right, exercisable for a period of five years following the fifth anniversary of the Shareholder's Agreement to cause The Coca-Cola Company to purchase all or a portion of their shares of Common Stock and Class B Common Stock subject to the Shareholder's Agreement at a price per share and on such terms as determined by the Shareholder's Agreement; and (iv) The Coca-Cola Company was granted the right to acquire the Harrisons' shares of Common Stock and Class B Common Stock at a price per share and on such terms as determined by the Shareholder's Agreement upon the circumstance of an offer having been made which, if consummated, would result in a change in control of Consolidated or the sale of all or substantially all of the assets of Consolidated, and the Harrisons intend to vote in favor of such transaction.

     On January 27, 1989, J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson, Co-Trustee entered into a Voting Agreement and Irrevocable Proxy with The Coca-Cola Company concerning shares of Consolidated's Common Stock and Class B Common Stock, as described in more detail above in Item 4 of this Statement.

     On April 9, 1993, pursuant to the terms of the RPA and the Merger Agreement, a wholly owned subsidiary of Consolidated was merged with and into Whirl-i-Bird and Whirl-i-Bird became a wholly owned subsidiary of Consolidated. In connection with the Merger, Mr. Harrison, Jr., sole shareholder of Whirl-i-Bird, received 80,000 shares of Consolidated's Common Stock in exchange for all of the issued and outstanding shares of Whirl-i-Bird's capital stock. For purposes of the Merger exchange, Consolidated's Common Stock was valued by the parties at $20 per share, the closing price for such stock on the NASDAQ National Market System on March 17, 1993 (the date that Consolidated's Board of Directors approved the form of consideration for the Merger). The number of Consolidated Shares to be delivered in exchange for Whirl-i-Bird's stock was determined based on the fair market value of Whirl-i-Bird's balance sheet. The fair market value of the balance sheet was determined by subtracting total liabilities (approximately $325,000) from the fair value of net assets of Whirl-i-Bird. Fair value of Whirl-i-Bird's net assets consisted of cash (approximately $25,000) and the average of three appraisals of Whirl-i-Bird's primary asset, a 1979 Sikorsky Aircraft Company Model S-76-A helicopter (which appraisals averaged approximately $1,900,000).

     The shares issued to Mr. Harrison, Jr. in connection with the Merger have not been registered by Consolidated, in reliance on applicable registration exemptions contained in federal and state securities laws. The certificate issued to Mr. Harrison, Jr. representing such shares is legended to reflect the restricted nature of the shares. Under Section 7.4 of the RPA, Consolidated granted Mr. Harrison, Jr. certain "on demand" and "piggyback" registration rights with respect to the shares of Common Stock issued in the Merger, subject to the limitations contained in the RPA. The RPA also contains certain representations and warranties given by Consolidated, Consolidated's merging subsidiary, Mr. Harrison, Jr. and Whirl-i-Bird in connection with the Merger.

     For a complete description of the terms and conditions of the Merger and the related issuance to Mr. Harrison, Jr. of 80,000 shares of Consolidated's Common Stock, reference is hereby made to the Letter of Intent, the RPA and the Merger Agreement (Exhibits 2.1, 2.2 and 2.3, respectively, to Amendment No. 2 to this Statement). The Letter of Intent, the RPA and the Merger Agreement are hereby expressly incorporated herein by reference and made a part hereof.

     As general partner of each of FH1 Partnership, SW1 Partnership, and DC1 Partnership, Harrison Family, LLC holds voting power and investment power with respect to all of the shares of Consolidated stock held by each of these family limited partnerships. Under the terms of the Operating Agreement for Harrison Family, LLC, J. Frank Harrison, Jr., as Consolidated Stock Manager, has sole voting power and investment power with respect to which the limited liability company exercises voting power or investment power (either directly or in its capacity as general partner of the three Harrison family limited partnerships).

     Effective November 23, 1998, in connection with the Harrison Exchange and the related Harrison family limited partnership transactions described in Item 3 of this Amendment No. 3, The Coca-Cola Company and one of its subsidiaries (which holds certain of the Coca-Cola Company's shares of Consolidated Common Stock) entered into an Agreement with J. Frank Harrison, Jr., J. Frank Harrison, III (individually and in his capacity as co-trustee of certain Harrison family trusts) and Reid M. Henson (in his capacity as co-trustee of certain Harrison family trusts) (the "Amendment Agreement"), pursuant to which: (A) the Shareholder's Agreement was amended to include Harrison Family, LLC and each of the three family limited partnerships (the FH1 Partnership, the SW1 Partnership and the DC1 Partnership) within the definition of "Permitted Transferees" under such agreement; (B) the Voting Agreement was amended to confirm that the Irrevocable Proxy would not terminate as a result of the transfers to Harrison Family, LLC and the family limited partnerships described in Item 3 hereof; and
(C) The Coca-Cola Company agreed, for purposes of a Stock Rights and Restrictions Agreement dated January 27, 1989 between The Coca-Cola Company and Consolidated, that the transfers to Harrison Family, LLC and the family limited partnerships described in Item 3 hereof would not affect the call option granted by The Coca-Cola Company to Consolidated under Section 6 of such agreement.

     Other than the Voting Agreement, the Irrevocable Proxy, the Shareholder's Agreement, Amendment Agreement as described herein, none of J. Frank Harrison, Jr., J. Frank Harrison, III, Reid M. Henson, Harrison Family, LLC, FH1 Partnership, SW1 Partnership or DC1 Partnership is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Consolidated.

Item 7.   Material to Be Filed as Exhibits.

          The following exhibits are filed with this Amendment No. 3:

          Exhibit 24.1 Power of Attorney dated December 1, 1998, executed by J. Frank Harrison Family, LLC.

          Exhibit 24.2 Power of Attorney dated December 1, 1998, executed by JFH Family Limited Partnership - FH1.

          Exhibit 24.3 Power of Attorney dated December 1, 1998, executed by JFH Family Limited Partnership - SW1.

          Exhibit 24.4 Power of Attorney dated December 1, 1998, executed by JFH Family Limited Partnership - DC1.

          Exhibit 99.1 Shareholder's Agreement dated December 17, 1988 among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson (in his capacity as Co-Trustee of certain trusts).

          Exhibit 99.2 Voting Agreement and Irrevocable Proxy dated January 27, 1989 among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson (in his capacity as Co-Trustee of certain trusts).

          Exhibit 99.3        Agreement  Regarding  Joint Filing of Statement on
                              Schedule 13D dated December 1, 1998.

          Exhibit 99.4 Agreement dated November 23, 1998 among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson (in his capacity as Co-Trustee of certain trusts).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 1998                            /s/ Reid M. Henson
----------------                            ------------------
Date                                        Reid M. Henson

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 1998                            /s/ Reid M. Henson, for
----------------                            -----------------------
Date                                        J. Frank Harrison, Jr.*


*    Executed by Reid M. Henson pursuant to Power of Attorney.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 1, 1998                            /s/ Reid M. Henson, for
----------------                            -----------------------
Date                                        J. Frank Harrison, III *



*    Executed by Reid M. Henson pursuant to Power of Attorney.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            J. Frank Harrison Family, LLC

December 1, 1998                            /s/ Reid M. Henson, for
----------------                            -----------------------------
Date                                        By: J. Frank Harrison, Jr.*
                                            Title:  Chief Manager


*    Executed by Reid M. Henson pursuant to Power of Attorney.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JFH Family Limited Partnership - FH1
                                            By: J. Frank Harrison Family, LLC,
                                                its General Partner

December 1, 1998                            /s/ Reid M. Henson, for
----------------                            ------------------------------------
Date                                        By: J. Frank Harrison, Jr. *
                                            Title:  Chief Manager


*    Executed by Reid M. Henson pursuant to Power of Attorney.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JFH Family Limited Partnership - SW1
                                            By: J. Frank Harrison Family, LLC,
                                                its General Partner

December 1, 1998                            /s/ Reid M. Henson, for
----------------                            ------------------------------------
Date                                        By: J. Frank Harrison, Jr.*
                                            Title:  Chief Manager


*    Executed by Reid M. Henson pursuant to Power of Attorney.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JFH Family Limited Partnership - DC1
                                            By: J. Frank Harrison Family, LLC,
                                                its General Partner

December 1, 1998                            /s/ Reid M. Henson, for
----------------                            -----------------------
Date                                        By: J. Frank Harrison, Jr.*
                                            Title:  Chief Manager


*    Executed by Reid M. Henson pursuant to Power of Attorney.